Exhibit 99.1

A2Z to Voluntarily Delist from the TSXV Effective End of Trade February 28th, 2024

TEL AVIV, ISRAEL, February 28, 2024 – A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ)(TSXV: AZ)($AZ), a global leader in innovative technology solutions, today announced that, further to the press release of February 20th, 2024 in which the Company notified that it had received approval for a voluntary delisting of its common shares from the TSX Venture Exchange (“TSXV”), effective at end of trading on Wednesday February 28th, 2024 the Company’s common shares will no longer be listed and posted for trading on the TSXV.

The delisting from the TSXV will not affect the Company’s listing on the NASDAQ Capital Market (the “NASDAQ”). The common shares will continue to trade on the NASDAQ under the symbol “AZ”.

About A2Z Smart Technologies Corp.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

For more information on A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ) ($AZ) and its subsidiary, Cust2mate Ltd., please visit www.a2zas.com.

Cautionary Statement Regarding Forward-looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business -- that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

Company Contact Information:

Gadi Graus, President

Gadi.g@a2zas.com

+972-73-3700544

Investor Contacts:

Brett Maas, Managing Principal, Hayden IR, LLC

brett@haydenir.com

(646) 536-7331

SOURCE: A2Z Smart Technologies Corp.